SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

FULL YEAR & 4th QUARTER 2021 EARNINGS WEBCAST MARCH 4TH, 2022

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

2021 Adjusted EBITDA reached US$3.8 billion, in line with guidance and surpassing pre-COVID levels of 2019 (+6.4%). 01 02 Total Hydrocarbon production expanded significantly along the year, increasing by 14.5% y/y in 4Q21. MAIN HIGHLIGHTS FY & 4Q 2021 03 P1 reserves increased to 1.1 billion BOE as of YE 2021, with an all-time high RRR of 2.3x, with shale expansion and Vaca Muerta new development projects as key drivers. 04 Local fuels’ demand had a strong recovery along the year - 4Q21 exceeded pre-pandemic levels of 2019. 05 Fully deployed CAPEX plan of US$2.7 billion, in line with guidance. 4Q21 contributed with US$908 million, year’s highest, paving the way for future growth. 06 7th consecutive quarter with positive FCF, totaling US$882 million in 2021, leading to significant deleveraging.

HEALTH AND SAFETY OF OUR PEOPLE REMAINS A TOP PRIORITY INJURY FREQUENCY RATE Per million hours worked MILESTONES Continuously monitoring facilities’ safety and integrity, including spill prevention and control system – US$450+ mn deployed during 2021 (CAPEX and OPEX) and a larger budget allocated for 2022. Executives and direct employees’ short-term incentive compensation includes a relevant component of safety and sustainability goals. Almost 500 thousand hours of training for direct personnel and contractors in security matters. Harvested results from our safe driving program - 21% reduction in vehicle accident frequency rate. IFR target 2017-2022: 12% reduction / year Strongly committed to 0 fatalities No relevant operations affected by COVID-related absenteeism.

DEEPENING THE PATH TO LOW COST AND LOW-CARBON ENERGY PRODUCTION INTENSITY OF DIRECT GHG EMISSIONS UPSTREAM (1) KgCO2e/ BOE TARGET -13.2% BREAKDOWN OF DIRECT GHG EMISSIONS- BY BUSINESS (1) % 14.5% +30 37% Energy purchased from renewable sources (4Q21) 175 MW new Wind Farm CODs YPF LUZ Y-TEC Leadership in National H2ar consortium 2nd largest renewable portfolio (397 MW) 100 MW solar under construction Total emissions 2021E: 15.5 million Tn CO2e New initiatives in O&G decarbonization Established YPF Lithium 76% higher vs average 2020 (1) Scope 1. Total GHG Intensity direct emissions reduction vs 2017 Target 2022: -6.5% vs 2021

SOLID 2021, MARKED BY A RECOVERY OF PROFITABILITY AND DELEVERAGING

YPF

REVENUES	OPEX	Adj. EBITDA [2]	CAPEX	FCF[1]	NET DEBT
US$ **13,238mn**	US$ **4,160mn**	US$ **3,839mn**	US$ **2,671mn**	US$ **882mn**	US$ **6,271mn**
+41% Y/Y -4% vs 2019	+1% Y/Y -13% vs 2019	2.6x Y/Y +6% vs 2019	+72% Y/Y -24% vs 2019	+2.9x Y/Y *n.m.* vs 2019	US$(805)mn Y/Y US$(1,294)mn vs 2019



1,454
1,387
362
305
332
3,839
Prices
Production
Prices
Volumes
OPEX
OPEX & other (4)
Holding Results
AESA
Real Estate divestments
Adj. EBITDA 2020 (2)
Upstream
Downstream (3)
Gas & Power
Corporate & Eliminations (3)
Adj. EBITDA 2021 (2)

US$ MILLION	2,636	1,104 [3]	43	57 [3]
Y/Y Δ	+111%	+49% [3]	-116%	-121% [3]

(1) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities).

(2) Adj. EBITDA for 2020 includes US$203 million in stand-by costs and US$125 million in charges related to the Voluntary Retirement Program; Adj EBITDA for 2021 includes US$101 million in stand-by cost and excludes a non-recurring charge related to a legal contingency provision.

(3) Downstream calculations exclude holding results from crude oil at transfer price of US$288 million in 2021, which were included in Corporate & Eliminations. For 2020 the value is US$(160)mn.

(4) One off effects recorded in 2020: US$130 million provision related to Decree No 1053/2018 and US$118 million related to the termination fee

SEASONAL PRICE DYNAMICS IN NATURAL GAS LED TO A SEQUENTIAL CONTRACTION IN ADJ. EBITDA

REVENUES	OPEX	Adj. EBITDA [4]	CAPEX	FCF [1]	NET INCOME
US$ 3,620mn	US$ 1,205mn	US$ 834mn	US$ 908mn	US$ 143mn	US$ 247mn
Flat Q/Q	+12% Q/Q	-28% Q/Q	+31% Q/Q	-1% Q/Q	+4% Q/Q
+5% vs 4Q19	-6% vs 4Q19	+26% vs 4Q19	-7% vs 4Q19	-8% vs 4Q19	*n.m.* vs 4Q19



1,154
-130
Crude Production
Nat. Gas prices
OPEX
-121
Volumes
Int. prices
Purchases
OPEX
-28
Metrogas
-41
SG&A
3Q Real Estate divestments
834
Adj. EBITDA 3Q21 (2)
Upstream
Downstream (3)
Gas & Power
Corporate & (3) Eliminations
Adj. EBITDA 4Q21 (4)

	Upstream	Downstream [3]	Gas & Power	Corporate & Eliminations [3]
US$ MILLION	665	185 [3]	9	-26 [3]
Q/Q Δ	-16%	-40% [3]	-75%	*n.m.* [3]

(1) FCF = Cash flow from operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities).

(2) Adjusted EBITDA for 3Q21 includes US$21 million in stand-by costs.

(3) Downstream calculations exclude holding results from crude oil at transfer price of US$48 million in 3Q21 and US$71 million in 4Q21, which were included in Corporate & Eliminations.

(4) Adjusted EBITDA for 4Q21 includes stand-by costs for US$12 million and excludes a non-recurring charge related to a legal contingency provision.

O&G PRODUCTION EXPANDED ALONG THE YEAR ON REMARKABLE GROWTH IN SHALE OPERATIONS TOTAL PRODUCTION TOTAL PRODUCTION BREAKDOWN NET SHALE PRODUCTION YPF O&G AVERAGE REALIZATION PRICES 484 467 KBOE/D 437 461 496 67% 54% 21% 12% 10% 35% -8% Y/Y +93% Y/Y +1% Y/Y KBOE/D Conventional Shale Tight 423 484 +82.6 -21.8 +0.5 KBBL/D & KBOE/D +62% +99% +14% Y/Y 423 2021: 470 (Flat Y/Y) +14%

BOOMING SHALE D&C ACTIVITY WHILE MAINTAINING FOCUS ON OPERATING EFFICIENCIES +44% +3.4x OPERATED COMPLETED HORIZONTAL WELLS # of Wells 138 34 77 91 75 +79% FRAC SPEED # Stages/Set per month CORE HUB – DEVELOPMENT COST U$S/bbl DRILLING SPEED(1) Meters/Day Calculated as the average drilling speed per well UNCONVENTIONAL # DUCs -56% (2) Not fully comparable given technology applied. Geonavigation technique used since 2018 onwards. (2)

RECORD HIGH RESERVE REPLACEMENT RATIO DRIVEN BY SHALE ADDITIONS

EVOLUTION OF HYDROCARBON PROVED RESERVES


Million BOE
Shale
Other
+24%
1,080
19%
2018
1,073
31%
2019
922
39%
2020
1,143
49%
2021

EVOLUTION OF HYDROCARBON PROVED RESERVES


Million BOE
922
Reserves 2020
217
Revisions
176
Extensions
-171
Production
-0.1
Purchases, Sales and Recovery
1,143
Reserves 2021

2021 P1 RESERVES BREAKDOWN


%
Crude Oil
Natural Gas
NGL
56
38
6



01 P1 Reserves increased 24.0% Y/Y with RRR of 2.3x – highest in company's last 20 years.

02 Shale P1 increased by 56.7% (+202 Mboe) representing now 49% of total reserves.

03 PD (+24.6%) and PND (+23.4%) reserves increase driven by shale developments and progressive VM de-risking coupled with higher prices.

FUELS´ DEMAND ABOVE PRE-PANDEMIC LEVELS IN 4Q WHILE KEEPING AVERAGE DOLLAR-PRICES STABLE DOMESTIC FUELS´ SALES VS. 2019 CRUDE PROCESSED % KBBL/D F.O.B REFINERY / TERMINAL PRICE (1) US$/BBL Net of commissions, deductions, freights, turnover tax and other taxes.. 01 02 Fuels’ demand fully recovered, even exceeding pre-pandemic levels in 4Q. 03 Managed to keep local fuels´ prices stable in dollars in 4Q21 through wholesale pricing dynamics. Recently resumed pump prices adjustments to catch up with currency devaluation. Processing levels continued recovering in 4Q21, averaging a refining utilization rate of 85%. Recent Price adjustment

CONSISTENT STRONG CASH GENERATION ALONG THE YEAR ENABLED SIGNIFICANT DELEVERAGING CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) In Million of US$ Cash and equivalents at the end of 2021 converted to US$ using December 31,2021 exchange rate of AR$102.62 to US$1.00. Cash and equivalents at the end of 2020 converted to US$ using the December 31,2020 exchange rate of AR$84.05 to US$1.00. Cash & equivalents include Argentine sovereign bonds and Treasury notes. Includes mainly payment of leasing, FX differences and net payments for financial assets. Includes cash position in dollars, Sovereign bonds, FX futures in ROFEX, and peso-denominated debt. Includes long-term investments in financial assets which mature in less that 24 months. (2) 84% of consolidated liquidity is either dollarized or hedged(3)(4). FCF in positive territory for the 7th consecutive quarter. Cash & equivalents 2021 – End of period FREE CASH FLOW In Million of US$ Cash & equivalents 2020 – End of period

HISTORICAL LOW SHORT-TERM MATURITIES, EASILY MANAGEABLE AFTER RECENT CROSS-BORDER LOAN CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) In Million of US$ Excess liquidity applied to pre-pay trade financing facilities due in 2022 As of December 31, 2021, converted to US$ using the exchange rate of AR$102.62 to US$1.00. Excludes IFRS 16 effects. 144 424 53 857 298 284 559 75 1,091 801 1,419 2022 = 696 1,207 U$S300 million cross-border A/B loan recently signed and partially disbursed Net leverage ratio at 1.6x improving from 2.0x in 3Q21 and 4.9x in 4Q20

YPF

01 Maintaining focus on profitability in a challenging macroeconomic environment – pump prices to be adjusted in a sustainable way

02 Working to deliver sound production growth through efficient capex deployment

03 Focus on midstream initiatives (gas and oil) to assure debottlenecking of VM evacuation capacity

04 Continuing with fuel's sulphur reduction multiyear project – estimated CAPEX of US$150-200mn in 2022

05 Expecting neutral to slightly negative FCF - max leverage ratio at 2x

→ 2022 OUTLOOK

CAPEX

(in Bn)

TOTAL	UPSTREAM		DOWNSTREAM	OTHER
US$3.7	US$2.8	Uncon. US$1.6 Conven. US$1.2	US$0.7	US$0.2

→ 2022 GUIDANCE

OUTPUT

BOE +8%

		Vs 2021	
CRUDE OIL	~224 KBBL/D	+6%	SHALE OIL +45%
NATURAL GAS	~37 MM³/D	+5%	SHALE GAS +40%

QUESTIONS FY and 4th QUARTER 2021 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2022	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer